                                                                  Exhibit (A)(9)

                             Unofficial Translation


                                   COMMUNIQUE

                         Tender Offer for the Shares of

                          RHONE-POULENC RORER  [LOGO]

            Listed on the Premier Marche (monthly settlement market)
                              of the Paris Bourse
                                       By
                              RHONE-POULENC [LOGO]

--------------------------------------------------------------------------------
 . Price : 97 US$ per share
 . Payment : in US dollars or, at the discretion of the shareholder, in French francs
 . Period: from August 22, 1997 through October 1, 1997.
 . Transmission of tender of the Shares in France: to banks, brokerage firms or financial agents at the discretion of the shareholders, through September 25, 1997.
 . Orders placed in France may be cancelled through September 25, 1997.
 . Number of shares sought: 100% of the share capital of Rhone-Poulenc Rorer Inc.
  ("Rorer").
 . Minimum number of shares that must be tendered for the Offer to close: 90% of the capital of Rorer, including the approximately 68.1% held by Rhone-Poulenc. . Should the Offer succeed, it is planned that the Rorer shares that are not tendered in the Offer be cancelled against payment of an indemnity per share equal (in U.S. dollars) to the tender offer price, as part of a merger under the laws of the State of Pennsylvania (United States). Shareholders in France will be paid in French francs.
 . After these operations, the Rorer shares will no longer be listed.
--------------------------------------------------------------------------------

     This communique is available to shareholders at Rhone-Poulenc S.A., 25, quai Paul Doumer, 92408, Courbevoie Cedex, Morgan Stanley S.A., 25, rue Balzac, 75406 Paris Cedex 08, UBS S.A., 69, boulevard Haussmann, 75362 Paris Cedex 08, and at Societe Generale, Tour Societe Generale, 17, cours Valmy, 92972 Paris-La Defense, the French depositary, and can be obtained at no cost from financial agents.

                               Global Coordinators
MORGAN STANLEY DEAN WITTER                                        UBS SECURITIES

1.   PRESENTATION OF THE OFFER

I.   TERMS OF THE OFFER

A.   PRICE, DURATION

     Rhone-Poulenc S.A. ("Rhone-Poulenc") offers to purchase at the price of US$ 97, net, all the shares of Rhone-Poulenc Rorer Inc. ("Rorer") which are tendered according to the stipulations, terms and conditions summarized hereafter ("the Offer "). Rorer shares are listed on the New York Stock Exchange and on the Premier Marche (monthly settlement market) of the Paris Bourse. The Offer is for 100% of the capital of Rorer.

     Because Rorer is a company governed by the laws of the State of Pennsylvania (United States), the Offer is subject to American federal law and the laws of the State of Pennsylvania. The provisions of the general regulations of the Council of French Exchanges do not apply to the Offer.

     The Offer is open from August 22, 1997 through 5:00 p.m., October 1, 1997, New York time, unless Rhone-Poulenc decides to extend the period of time during which the Offer is open or a change in certain terms of the Offer makes it necessary to extend the Offer. In the event this date is extended, all shares tendered and not withdrawn shall remain subject to the Offer.

     Institutions at which accounts are held must communicate the instructions of their clients and transfer the corresponding shares to Societe Generale, the French depositary, no later than October 1, 1997 at 12 noon, Paris time, unless the Offer is extended.

    Therefore, shareholders wishing to tender their shares in France must instruct the institution holding their shares no later than September 25, 1997, unless the Offer is extended. Shares tendered in Paris may be withdrawn no later than October 1, 1997, unless the Offer is extended.

     Rhone-Poulenc reserves the right to extend the term of the Offer, to postpone acceptance of or payment for the shares tendered until it obtains the authorizations which may be required, to terminate the Offer should one or more of the conditions set forth in paragraph B hereinafter occur, to waive any such condition, or to change the price or the other terms of the Offer. However, Rhone-Poulenc has agreed not to reduce the price per share of the Offer, not to reduce the minimum number of shares that must be tendered in the Offer, and not to add additional conditions to the Offer without the agreement of Rorer.

     Any change in the closing date or in the terms of the Offer shall be communicated through a notice from the Societe des Bourses Francaises and a press release.

     Any distribution of dividends, shares or otherwise made with respect to the Rorer shares between August 20, 1997 and the delivery of the shares to Rhone-Poulenc shall reduce the price of the Offer (insofar as the distribution is made in cash) or must be transferred to Rhone-Poulenc (in other cases).

     A notice from the Societe des Bourses Francaises, setting forth the terms of the Offer, was published on August 22, 1997.

     Shareholders can tender their shares in the United States until October 1, 1997, unless the Offer is extended. Any shares tendered in the United States may be withdrawn until October 1, 1997, unless the Offer is extended. They are advised to consult the American documentation and to contact Georgeson & Company, Inc. at Wall Street Plaza, New York, New York 10005, (800)
223-2064, or at Moor House - 17th floor, 119 London Wall, London EC2Y
5ET, 44 171 454-7100.

     A copy of the American documentation relating to the Offer, including the "Offer to Purchase", which includes all the information required by American federal law and the laws of the State of Pennsylvania and which is summarized in this communique, is available to shareholders from Rhone-Poulenc S.A., 25, quai Paul Doumer, 92408 Courbevoie Cedex, from Morgan Stanley S.A., 25, rue Balzac, 75406 Paris Cedex 08, from UBS S.A., 69, boulevard Haussmann, 75362 Paris Cedex 08, and from Societe Generale, Tour Societe Generale, 17, cours Valmy, 92972 Paris - La Defense, and may be obtained at no cost from financial agents.

     This Communique, as well as an English language summary ad, may be viewed on the Internet at http://www.rhone-poulenc.com. (Heading: current events). The Offer to Purchase may be viewed on the Internet at http://www.sec.gov.

B.   CONDITIONS

     The Offer shall be consummated only if all the Rorer shares tendered in the Offer (which have not been withdrawn on the expiration date) represent at least 90% of the Rorer shares, taking into account the 97,163,370 shares already held by Rhone-Poulenc, which represent, out of a total of 142,687,492 shares as of July 31, 1997, approximately 68.1% of the capital of Rorer. This condition would be fulfilled if 37,306,616 shares were tendered in the Offer (and assuming that all exercisable options were exercised).

     Furthermore, Rhone-Poulenc reserves the right to modify or terminate the Offer or extend the date of acceptance or payment for the Rorer shares tendered in the Offer if any of the following conditions shall exist prior to the acceptance for payment of the Shares:

 . The initiation of any legal action or governmental proceeding by any entity, or the institution of measures, governmental orders or new laws which might have an adverse effect on the Offer, the merger or Rorer and its subsidiaries, including, in particular, any measure that might limit, delay or materially increase the cost of the Offer;

 . The occurrence of any events which might have a material adverse effect on Rorer.

 . The suspension (or aggravation of suspension) or general limitation of trading of Rorer shares on the New York Stock Exchange or the Paris Bourse or, of shares in general on the Paris Bourse, a decrease of more than 20% in the Standard & Poor's 500 Index from August 22, 1997, a change in the exchange rate between the French franc and the U.S. dollar from August 19, 1997 which causes an increase in the French franc price of the Offer of at least 15%, a moratorium or suspension of payments affecting banks in the United States or France, any limitation imposed by a governmental authority which would have a materially adverse effect on Rhone-Poulenc's ability to finance the purchase of the Rorer shares, or a war, conflict or catastrophe involving the United States of America or France;

 . The withdrawal or modification in a manner adverse to Rhone-Poulenc or RP
  Vehicle Inc. of the approval or recommendation of the Special Committee.

 . Inaccurate declaration or breach by Rorer of any representation or covenant set forth in the merger agreement.

 . The termination of the merger agreement.

 . An agreement among Rhone-Poulenc, RP Vehicle Inc. and Rorer (with the agreement of the Special Committee) for Rhone-Poulenc to delay or terminate the Offer.

C.   PARTICIPATION IN THE OFFER

     Rorer shareholders desiring to tender their shares in the Offer in France must, no later than September 25, 1997, transmit a sell order to the bank, brokerage firm or financial agent of their choice. The French depositary is Societe Generale, and in the United States, the depositary is ChaseMellon Shareholder Services, L.L.C.

D.   WITHDRAWAL

     Rorer shareholders who have tendered their shares to the Offer in France may withdraw their shares up to and including September 25, 1997.

     Any shareholder wishing to withdraw his shares must so instruct the agent holding his account. Shares which have been withdrawn may again be tendered before the expiration date.

E.   SETTLEMENT

     Settlement of Rorer shares tendered in the Offer shall be made after the orders have been centralized in France and the United States. Shareholders presenting their shares in France will be paid in U.S. dollars, unless they have expressly indicated on the sell order their election for payment in French francs, in which case the exchange rate used shall be the average weighted exchange rate used by Societe Generale the day after the closing of the Offer in the United States. Shareholders shall receive the Offer price, net of all brokerage or stock market fees.

F.   FINANCING

     The total amount of the funds required to close the Offer and the second-step merger (including fees and expenses) is approximately US$ 4.8 billion. Rhone-Poulenc has entered into binding term sheets with leading banks to borrow
(a) approximately FF 8.5 billion and US$ 850 million to be reimbursed in less than one year at LIBOR or PIBOR plus a margin of 0.10% to 0.125%, and (b) approximately FF 12.75 billion and US$ 230 million to be reimbursed in five years at LIBOR or PIBOR plus a margin of 0.17% to 0.20%. In relation to the balance, Rhone-Poulenc has lines of available credit.

     Rhone-Poulenc intends to reimburse these loans from a variety of sources, which may include the self-financing of the Rhone-Poulenc group (including Rorer), bank refinancing, or the issue of securities. Thus, Rhone-Poulenc plans, if the Offer is successfully completed, to proceed with a public issue of its shares for an amount of approximately FF 7 billion. In addition, Rhone-Poulenc plans to offer to the public in 1998, market conditions permitting, a minority share of the capital of a new subsidiary grouping its specialty chemicals and fibers and polymers activities. Furthermore, Rhone-Poulenc has announced a plan to divest non-strategic assets.

     The decision as to the sources and allocation of funding which will be used will be determined, and may be modified, depending on market conditions and such other factors as Rhone-Poulenc may deem appropriate. This amount does not include the Commission of the holding account agencies, which is to be borne by Rhone-Poulenc and is equal to 1% of the sum of each transaction, capped at FF 2.000 per file. Neither Rorer nor Rhone-Poulenc has the necessary information to provide a realistic estimate relation to this.

G.   EXPENSES RELATING TO THE OFFER

     The legal and administrative expenses and the total amount of payments to third parties relating to the Offer are estimated to be US$ 10.000.000.

II.  FRENCH TAX TREATMENT

     Shareholders should note that the information provided herein is only a summary of the tax treatment at the time of the launch of the Offer applicable only to capital gains on securities and that their individual situation should be reviewed with a tax advisor. Rhone-Poulenc cannot guarantee that the indemnity paid in connection with the merger to non-tendering shareholders will be treated as capital gains. Rhone-Poulenc declines all liability with respect to the tax consequences of the Offer or the merger for shareholders.

A.   FRENCH RESIDENTS

1.   FRENCH RESIDENT INDIVIDUALS

     Under current law (Article 92 B of the General Tax Code ("CGI")), capital gains on the sale of securities realized in 1997 are taxed in their entirety if the annual amount of securities sold exceeds, by taxable household, a threshold of FF 100,000, at the current rate of 20.9 %, which consists of:

       . 16% (Article 200A.2) as income tax,
       . 3.4% as general social security contribution,

       . 1% as withholding for social security contributions, . 0.50% as the contribution towards reimbursement of the social security debt.

     Capital losses can only be charged against capital gains of a similar nature realized during 1997 or the following five years.

2.   FRENCH RESIDENT CORPORATIONS

     Capital gains realized in 1997 are taxable at the ordinary rate, which is currently a rate of 33.33% plus a temporary surtax of 10% (36.67%). However, when the securities sold have been held through an investment securities account or in a special account and have been held for more than two years, the capital gains realized upon disposal are eligible to be taxed at the reduced tax rate for long-term capital gains, which is currently 19% plus a temporary surtax of 10% (20.9%), subject to satisfying the obligation to allocate to the special reserve for long-term capital gains.

     Shareholders should note that the French Government has proposed a new temporary increase of 15% in corporate income tax for companies with revenues of at least FF 50 million, so that the effective corporate tax rate would increase to 41.67% for 1997. Investment securities will, nevertheless, continue to benefit from the reduced rate on long-term capital gains subject to satisfying the conditions mentioned above.

B.   NON-RESIDENTS

     Taxation as set forth in Article 92 B of the General Tax Code does not apply to capital gains realized upon the sale of securities in return for payment made by corporations or persons who are not fiscally domiciled in France within the meaning of Article 4B of the General Tax Code, or whose headquarters are outside France, provided that the capital gains are not attributable to a permanent establishment or a fixed base in France.

III. PURPOSE OF THE DEAL AND THE BIDDER'S INTENTIONS

A.   PURPOSE OF THE OFFER

     The Offer is motivated by Rhone-Poulenc's desire to strengthen its presence in the life sciences sector by holding 100% of Rorer, its subsidiary. Should the Offer and merger be successfully completed, the Rorer shares would no longer be listed and the Rhone-Poulenc share would be the only listed share of the Rhone-Poulenc group in the life sciences industry. Furthermore, Rhone-Poulenc has announced that the future specialty chemicals and fibers and polymers company would be listed on the market in 1998, market conditions permitting, so as to create a clear distinction between the shares listed in the life sciences sector and those listed in the specialty chemicals sector.

     The increase of Rhone-Poulenc's interest in Rorer to 100% will be carried out as a tender offer followed by a merger, as set forth in the agreement signed on March 12, 1990, between Rhone-Poulenc and Rorer, pursuant to which Rhone-Poulenc acquired in 1990 about 68% of Rorer's capital. The agreement further provided that Rhone-Poulenc could not increase its interest in Rorer's capital beyond 68.68% until July 31, 1997. After that date, Rhone-Poulenc may acquire Rorer shares on the market up to 75%. Rhone-Poulenc may increase its interest above 75% through a tender offer, provided that such tender offer be subject to the condition that a minimum number of shares be tendered so that Rhone-Poulenc will hold at least 90% of Rorer's capital and be followed by a merger between Rorer and Rhone-Poulenc (or a subsidiary of Rhone-Poulenc) which must satisfy certain conditions and result in the purchase of 100% of Rorer's capital. The merger planned by Rhone-Poulenc and described below complies with the agreement of March 12, 1990.

B.   THE MERGER

     On August 19, 1997, Rhone-Poulenc, its subsidiary, and Rorer signed an agreement providing for a merger pursuant to the laws of the State of Pennsylvania which will be completed as soon as possible after the close of the Offer. Through the merger, RP Vehicle, Inc., Pennsylvania corporation created for the transaction and a wholly owned subsidiary of Rhone-Poulenc will merge with and into Rorer. After the merger, all the Rorer shares held by shareholders other than Rhone-Poulenc or its direct or indirect subsidiaries will be canceled. The holders of these canceled shares will receive consideration per share equal to the Offer price (without interest) in U.S. dollars and Rorer will become a wholly owned subsidiary of Rhone-Poulenc. Shareholders who hold their shares through the Sicovam will receive a sum in French francs, equal to the counter-value of the Offer price, the applicable rate being the average weighted exchange rate used by Societe Generale the day after the closing of the Offer in the United States. The shares issued by RP Vehicle, Inc. will be canceled without any consideration received in exchange.

     At the close of the merger, each option to purchase Rorer shares, whether exercisable or not, will be canceled in exchange for payment of an indemnity equal, for each share underlying such option, to the Offer price, minus the exercise price for such options. This indemnity will be paid on the date of payment for shares canceled in the merger.

     The merger agreement provides that Rhone-Poulenc and the compensation committee of Rorer will define, prior to close of the merger, alternatives to such immediate cash payment referred to above, which may include deferred payment and conversion into options to purchase Rhone-Poulenc shares, in substitution for Rorer's shares.

     The tax treatment of the options depends on the specific conditions which apply to each beneficiary, and the holders are advised to consult a tax advisor.

     The merger shall be submitted for approval to a Rorer shareholders' meeting to be held as soon as possible after the close of the Offer. Rhone-Poulenc intends to vote in favor of the merger and has sufficient voting power to approve and adopt the Merger Agreement.

     The merger is subject to the following other conditions:

       . the absence of new laws or regulations or decision by a public authority prohibiting or limiting the planned transaction, prohibiting the operation or limiting the activity of Rorer or its subsidiaries after completion of the merger.

       . the acquisition by Rhone-Poulenc of the tendered shares (unless this condition is not met because of a violation by Rhone-Poulenc of its obligations under the Merger Agreement).

     The Merger Agreement may be terminated by agreement of the Boards of Directors of Rhone-Poulenc, RP Vehicle, Inc., and Rorer and the Special Committee, if the merger is not definitively completed at the very latest on March 31, 1998, if a court or authority prohibits the merger, if Rhone-Poulenc cannot complete the Offer, if the Special Committee modifies its recommendation or in the event of breaches of representations made by Rhone-Poulenc and RP Vehicle, Inc. in the Merger Agreement, or in the event they breach their obligations thereunder.

     Under the laws of the State of Pennsylvania, a shareholder contesting the price of shares canceled at the time of a merger may demand payment of fair value for his shares. The Offer to Purchase, which is made available to shareholders, summarizes the procedure and the applicable provisions of the 1988 Pennsylvania Business Corporation Law.

     Shortly after the announcement on June 26, 1997 of the possibility of an offer on the Rorer shares by Rhone-Poulenc, four separate shareholders class actions were filed against Rhone-Poulenc in the United States. The shareholders claim, among other things, Rhone-Poulenc's abuse of its dominant position as majority shareholder, an infringement of minority rights, and an unfair price. They seek an injunction against the Offer and, if applicable, its rescission and the payment of damages in an unspecified amount. Rhone-Poulenc believes these suits lack merit and intends to vigorously defend against them.

C.   CONSEQUENCES OF THE TRANSACTION

     If the merger is successfully completed, Rhone-Poulenc intends to cause the Rorer shares not to be listed on the Premier Marche (monthly settlement market) of the Paris Bourse or on the New York Stock Exchange.

     Rhone-Poulenc has no current plans or proposals to modify materially the business or structure of Rorer. Nevertheless, Rhone-Poulenc may initiate a review of Rorer's operations in order to proceed, should it be necessary, with the modifications required for the benefit of Rorer. In particular, Rhone-Poulenc may plan a change in the number of its directors or in their terms of office or Rorer's dividend distribution policy and indebtedness ratio.

IV.  FACTORS TO BE CONSIDERED IN ASSESSING THE OFFER

A.   MARKET PRICE

     The table below sets forth the Rorer share prices on the Paris Bourse and the New York Stock Exchange and the quarterly dividend paid per share:


                 Paris Bourse /(1)/    NYSE /(1)/    Dividend paid
                  (French francs)    (U.S. dollars)
                    High       Low   High       Low
1995:
1st quarter        211.50    186.10   43.500  36.250      0.30
2nd quarter        211.00    197.00   43.250  40.375      0.3
3rd quarter        227.00    194.30   45.875  40.500      0.3
4th quarter        269.00    217.00   54.500  43.750      0.3

1996:
1st quarter        334.00    251.00   66.875  50.500      0.3
2nd quarter        358.60    301.00   69.250  58.000      0.32
3rd quarter        399.00    305.10   77.750  62.125      0.32
4th quarter        423.00    341.10   80.500  66.000      0.32

1997:
1st quarter        448.00    390.20   78.125  70.125      0.32
2nd quarter        535.00    389.90   94.5625 68.000      0.32
3rd quarter        588.00    584.00   96.000  90.750      --
(until August
 19)

/(1)/  Source: SBF- Bourse de Paris
/(2)/  Source: Dow Jones News Source

     On June 25, 1977, the trading day preceding the announcement by Rhone-Poulenc of the possibility of a business combination with Rorer, the reported closing price of Rorer shares was FF 468.60 on the Paris Bourse and US$ 79.4375 on the New York Stock Exchange. The reported closing price of the Rorer shares was FF 588 on the Paris Bourse and US$ 95,125 U.S. dollars on the New York Stock Exchange on August 19, 1997, the last trading day preceding the announcement of the Offer on each of these markets.

B.   THE OPINION OF RHONE-POULENC

     Rhone-Poulenc believes that the price per share offered in the Offer and the merger is fair to Rorer's other shareholders. The criteria used by Rhone-Poulenc in making this determination are the following:

 . The Special Committee has determined that the Offer and the merger are fair to and in the interests of Rorer and has received the opinion of Goldman, Sachs & Co. described below;

 . The projected financial performance of Rorer and its financial results;

 . The Offer price represents a premium of 22.1% over the reported closing price on the New York Stock Exchange prior to the announcement of the possibility of an offer on June 26, 1997, the date on which the price of Rorer's share had almost reached its historical maximum, and a premium of 24.8% over the average closing prices for the one-month period preceding June 26, 1997;

 . The acquisition agreement of March 12, 1990 between Rhone-Poulenc and Rorer was the subject of real negotiations and allowed Rorer shareholders to benefit from a significant appreciation in the value of their shares since that date;

 . The Offer and the merger generally comply with the conditions of the agreement of March 12, 1990;

 . The Offer cannot be completed unless it results in Rhone-Poulenc's controlling at least 90% of Rorer's capital, which guarantees that about two-thirds of the shares held by the public must be tendered in the Offer for it to be successful;

 . The Offer price and the merger consideration shall have the same value expressed in U.S. dollars;

 . All the shareholders will receive a cash payment.

     Rhone-Poulenc did not use the criteria of net book value and Rorer's liquidation value in its valuation.

C.   THE OPINION OF RORER'S BOARD OF DIRECTORS

     On July 2, 1997 after the announcement by Rhone-Poulenc of the possibility of a tender offer for the Rorer shares, the Board of Directors of Rorer established a special committee, comprised of three independent directors (Messrs. Frey and Riepe and Dr. Topol), to examine any proposal made by Rhone-Poulenc to acquire Rorer. The special committee retained independent legal and financial advisors.

     After discussions and negotiations with Rhone-Poulenc, the special committee unanimously approved and recommended the Offer and the merger on August 19, 1997. The Board of Directors of Rorer unanimously approved the merger agreement during its meeting of August 19, 1997 and felt that the Offer and the merger were fair and in the interests of Rorer. The Board unanimously recommended to the shareholders to accept the Offer and tender their shares.

     In reaching its determinations referred to immediately above, the special committee considered the following factors, each of which, in the view of the special committee, supported such determinations:

       . the historical market prices and recent trading activity of the Rorer shares, including (x) the Offer of US$ 97.00 per share represents a premium of approximately 22% over the US$ 79.44 per share closing price on June 25, 1997, the day prior to the June 26, 1997 announcement, and a premium of approximately 20% over the US$ 80.88 per share closing price on June 13, 1997, which was the 52-week high closing price for the shares prior to the June 26, 1997 announcement, (y) that the weighted average per share price between June 26, 1997 and August 17, 1997 was US$ 92.48 per share, and (c) that the shares never traded on the New York Stock Exchange (the "NYSE") above US$ 96.00 per share following the June 26, 1997 announcement.

       . the history of the negotiations between the special committee and its representatives and Rhone-Poulenc and its representatives, including that (a) the negotiations resulted in an increase in the price at which Rhone-Poulenc was prepared to acquire the shares from US$ 92.00 to US$
         97.00 per share, and (b) the special committee's belief that Rhone-Poulenc would not further increase the Offer price and, accordingly, US$ 97.00 per share was, in the opinion of the special committee, the highest price which could be obtained from Rhone-Poulenc.

       . the opinion from Goldman, Sachs & Co. based upon and subject to the assumptions and qualifications stated therein that the U.S.$ 97.00 per share to be received by the holders other than Rhone-Poulenc and its subsidiaries in the Offer and merger is fair to such holders; a copy of the opinion of Goldman, Sachs & Co. is attached as annex to the Offer to Purchase. Shareholders are urged to, and should reach such opinion in its entirety.

       . the fact that the standstill provisions in the agreement dated March
         12, 1996, expired on July 31, 1997, after which time Rhone-Poulenc is permitted to acquire in the open market such number of shares, which, together with the shares owned by Rhone-Poulenc, would not exceed 75% of the outstanding shares, and to the extent Rhone-Poulenc wanted to exceed the 75% threshold,

         Rhone-Poulenc was entitled to commence a tender offer complying with the requirements of the March 12, 1990 agreement, which could be at a price per share below Rhone-Poulenc's original price of US$ 92.00 per share or otherwise substantially below the US$ 97.00 per share Offer price.

       . the belief that a tender offer complying with the requirements of the March 12, 1990 agreement unilaterally commenced by Rhone-Poulenc without a recommendation of the special committee may have been successful at a price lower than that negotiated and recommended by the special committee.

       . the possibility that, because of potentially lower than expected projected Rorer earnings, or a decline in the trading price of the shares or the stock market in general, the consideration that the minority shareholders would obtain in a future transaction might be less advantageous than the consideration they will receive pursuant to the Offer and the merger.

       . the special committee recognized that the sale of control of Rorer to Rhone-Poulenc occurred in 1990 upon consummation of the transactions contemplated in the March 12, 1990 agreement.

       . Rhone-Poulenc has sufficient stock ownership to control a disposition of Rorer, and the special committee and Goldman, Sachs & Co. were not authorized to, and did not, solicit third-party indications of interest for the acquisition of Rorer or its businesses.

       . the terms of the Offer, the merger and the merger agreement, including
         (a) that the 90% minimum condition may not be waived; (b) that the terms and conditions of the Offer may not be changed in a manner which is materially adverse to the minority shareholders without the consent of the special committee; (c) that the recommendation of the special committee may be withdrawn, modified or amended to the extent the special committee believes it necessary to do so in the exercise of its fiduciary duties; (d) that the Offer is not subject to any financing condition; (e) that the terms of the merger agreement may only be amended or waived by the special committee; and (f) the limited nature of other conditions to the Offer and the merger.

       . the 90% minimum condition requirement that the Offer not be consummated unless at least 68.7% of the shares not held by Rhone-Poulenc be validly tendered pursuant to the Offer and not withdrawn.

       . the availability of dissenters' rights for the minority shareholders under Pennsylvania law in connection with the merger.

       . the risk that Rorer would suffer the loss of key employees and other adverse consequences if Rhone-Poulenc were to commence a unilateral tender offer.

     The Board believes that the Offer and the merger are fair on the procedural level, in particular, because they comply with the agreement of March 12, 1990, the independence of the members of the special committee, the engagement by the special committee of independent legal and financial advisors, because of the fact that at least about two-thirds of the shares (other than those held by Rhone-Poulenc) must be contributed to the Offer for the Offer to be completed, the deliberations of the special committee, and the fact that the price of US$ 97 has been truly negotiated by the special committee and Rhone-Poulenc.

     The special committee and the Board have noted that Rhone-Poulenc's vote would be sufficient to approve the merger, but have noted that Rhone-Poulenc must acquire all shares tendered, and that the Offer is subject to the condition that Rhone-Poulenc hold at least 90% of the capital of Rorer at the close of the Offer, taking into account the shares it already holds.

2.   PRESENTATION OF RHONE-POULENC S.A.

     The document de reference of Rhone-Poulenc was filed with France's Commission des Operations de Bourse on March 11, 1997 under number R 97-036.

3.   PRESENTATION OF RORER

A.   GENERAL INFORMATION ON RORER AND ITS CAPITAL

     The information below was provided by Rorer or was obtained from public sources, and consequently, Rhone-Poulenc assumes no responsibility with respect to this information.

1.   INFORMATION ON RORER

     Rorer is incorporated in the State of Pennsylvania (United States of America). Its headquarters are located at 500 Arcola Road, Collegeville, Pennsylvania 19426.

     Rorer is primarily engaged in the discovery, development, production and marketing of a wide range of pharmaceutical products for human health.

2.   INFORMATION ON RORER'S CAPITAL

     According to information provided by Rorer, on July 31, 1997, there were 142,687,492 common shares issued and outstanding with no par value (of which 5,169,412 were common shares with no par value held by Rorer's employee benefit trust) and there were 10,410 common shares with no par value held by Rorer. A maximum of 4,439,111 options granted to employees pursuant to Rorer's stock option plan were exercisable on July 31, 1997. As of July 31, 1997, there were also 1,750 preferred shares (Money Market Preferred Stock) with no par value, and with a preferred liquidation right of $100,000 per preferred share. On July 31, 1997 Rhone-Poulenc held 97,163,370 shares of Rorer, i.e., 68.1% of the issued and outstanding shares. There were 7,054 shareholders of record of issued and outstanding shares of Rorer as of August 13, 1997. This figure includes financial intermediaries holding Rorer shares on behalf of their clients.

     Rorer shares are listed on the Premier Marche (monthly settlement market) of the Paris Bourse and on the New York Stock Exchange.

B.   FINANCIAL INFORMATION

1.   SUMMARIES OF RORER'S INCOME STATEMENTS AND BALANCE SHEET

     The income statements of Rorer for fiscal years 1995 and 1996 and for the first six months of fiscal years 1996 and 1997 are summarized below.

                                  1st six months           Fiscal year
                                   (not audited)            (audited)
(In US$ million)                  1997      1996       1996         1995
Net sales                       2,323.8   2,618.5     5,420.6      5,142.1
Cost of products sold             691.4       878     1,666.0      1,746.4
Selling, delivery and
 administrative expenses          946.3   1,046.7     2,109.7      1,863.7
Research & development
 expenses                         405.2     414.3       882.1        766.2
Restructuring and other
 charges                                                102.6        126.5
    Operating income                281     279.5       660.2        639.3
Interest expense, net              76.2      84.5       169.6         84.9
Other income (expenses), net      (20.8)    (77.4)     (199.8)        16.4
Income before taxes               225.6     272.4       690.4          538
Provision for income taxes         70.1      85.2       216.9        181.5
    Net income                    155.5     187.2       473.5        356.5

 Dividends on preferred stock
 and remuneration on capital
 equity notes                      21.9      21.3        44.8         18.7
Net income available to
 common shareholders              133.6     165.9       428.7        337.8

Per Share Data:

                                  1st six months           Fiscal year
                                   (not audited)            (audited)
(In US$ million)                  1997      1996       1996         1995
Average number of shares
 issued and outstanding
 during period/(1)/               137.0     135.3       135.8        134.2

Net earnings per common            0.98      1.23        3.16/(2)/    2.50/(3)/
 share

/(1)/  Does not include shares held by Rorer or by Rorer's Employee Benefits
       Trust
/(2)/  Net income available to common shareholders
/(3)/  Income available to common shareholders pro forma.

     The consolidated balance sheets of Rorer as of December 31, 1995 and 1996 and as of June 30, 1996 and 1997 are summarized below:

                                      At June 30       At December 31
                                     (unaudited)          (audited)
(In US$ million)                   1997      1996      1996      1995
ASSETS
Cash & cash equivalents            114.4      60.9     100.6     115.4
Cash pooling arrangements
 with Rhone-Poulenc S.A.             4.2      10.4       3.2      16.0
Short-term investments and
 notes receivables                  63.1      66.7      38.7
Trade accounts, less reserves      858.6     870.6     984.1     956.8
Inventories                        796.7     832.8     800.7     765.6
Other current assets               762.3     797.1     846.2     935.8
   Total current assets          2,599.3   2,638.5   2,773.5   2,789.6
Time deposits, at cost             128.4      83.0     128.4      83.0
Property, plant and
 equipment, net of
 accumulated depreciation        1,426.5   1,556.5   1,525.9   1,621.0
Goodwill, net of
 accumulated amortization        2,601.0   2,836.9   2,739.0   2,953.5
Intangibles, net of
 accumulated amortization          707.4     849.2     766.7     866.8
Other assets                       839.1     769.1     834.6     673.2
   Total assets                  8,301.7   8,733.2   8,768.1   8,987.1

LIABILITIES

                                      At June 30       At December 31
                                     (unaudited)          (audited)
Short-term debt                    157.9     414.6     126.7     511.8
Accounts payable                   427.1     529.8     594.7     601.8
Other current liabilities        1,109.4   1,143.4   1,331.5   1,291.5
   Total current liabilities     1,694.4   2,087.8   2,052.9   2,405.1
Long-term debt                   2,432.0   2,415.2   2,272.0   2,159.0
Notes payable to Rhone-
 Poulenc S.A. and affiliates       187.9     249.5     253.0     525.4
Deferred income                    241.6     363.1     218.0     365.5
Other liabilities, including
 minority interests              1,208.4   1,201.5   1,322.4   1,174.9
Total liabilities                5,764.3   6,317.1   6,118.3   6,629.9
Shareholders equity
Money market preferred
 stock without par value
 (liquidation preference
 $100,000 per share);
 authorized, issued and
 outstanding 1,750 shares          175.0     175.0     175.0     175.0
Capital equity notes               500.0     500.0     500.0     500.0
Common stock, without par
 value, stated value $1 per
 share; authorized
 600,000,000 shares                142.6     141.0     141.6     139.5
Capital in excess of stated
 value                             273.9     204.2     234.8     153.2
Retained earnings                1,883.8   1,662.3   1,837.9   1,580.3
Employee Benefits Trust           (198.1)   (185.7)    185.7)   (185.7)
Cumulative translation            (239.8)    (80.7)    (53.8)     (5.1)
 adjustments
   Total shareholders' equity    2,537.4   2,416.1   2,649.8   2,357.2
   Total liabilities and
    shareholders' equity         8,301.7   8,733.2   8,768.1   8,987.1

     Rorer is subject to the disclosure obligations of the Securities Exchange Act of 1934 with respect to the communication of financial data. The audited consolidated accounts of Rhone-Poulenc for fiscal years ending December 31, 1995 and 1996 are attached to the "Offer to Purchase" available to shareholders.

2.   RORER'S BUDGETS AND FINANCIAL FORECASTS

     As a general rule, Rorer does not publish projections of its activity or its financial position. Nevertheless, Rhone-Poulenc, as part of the planned transaction, has received and reviewed certain projections prepared by Rorer.

PRELIMINARY 1997 BUDGET

     Rorer's management presented a budget forecast for 1997 to the Rorer Board of Directors on December 13, 1996. This budget does not take into account the possible impact of the suspension of certain production and distribution operations of Centeon L.L.C., the joint venture between Rorer and Behringwerke A.G. (a subsidiary of Hoechst A.G.) and reflects the operation and plan of Centeon. Indeed, the inspection of a production unit by the U.S. Food

& Drug Administration was being conducted and this budget had thus to be submitted for the approval of the Board of Directors of Centeon on May 4, 1997. The 1997 budget is also based on the assumption of a significant increase in net sales, a continuing decrease in expenses, a decrease in research and development costs, an improvement in gross margins due to changes in the mix of Rorer products, and an exchange rate of US$ 1 to FF 5.50.

                                1996          1997
                            (Projections)   (Budget)
                           In US$ million
Sales                          5,403          5,409
Gross margin                   3,736          3,915
Operating income                 686            897
Income before tax /(1)/          686            926
Earnings per share              3.12           4.30

/(1)/ Including Rorer's share in Centeon's profits of US$ 82 million and of US$ 1789 million in 1996 and 1997, respectively.

1997 BUDGET (MAY 1997)

     This projected budget was later revised by a committee established for this purpose and by Rorer's management, and it was approved by Rorer's Board of Directors on May 7, 1997. This budget takes into account the effects of the suspension of Centeon's activities, and is also based on the same assumptions as the 1997 preliminary budget. The main items of the revised budget are indicated below:

                                     1996                     1997
                                   (Actual)                 (Budget)
                           In US$ million, except for per share information
Net sales /(1)/                     $5,421                   $5,414
Gross margin                         3,755                    3,900
Operating income                       661                      869
Income before tax /(1)/                699                      800
Earnings per share                    3.16                     3.65

/(1)/ Including Rorer's shares in Centeon's profits of US$ 85 million and of US$ 36 million in 1996 and 1997, respectively.

NEW PROJECTIONS

     These projections, which were developed by Rorer for the years 1997 to 2002, are the result of a study performed at the request of the special committee.

     The projections are based on the following assumptions, among others: a rate of exchange of FF 5.50 to US$ 1.00 from 1998 to 2002, the increased competition in the United States in the respiratory domain, a continued pressure from the French Government to limit health expenses, an improvement in gross margin resulting from an improvement in product mix and the termination of certain product lines, an increase in expenses for the marketing of Rorer's strategic products, and an increase in the French corporate income tax from 36-2/3% to 41-2/3% proposed by the government for 1997 and 1998.

     Rorer has also indicated that at the end of June 1997, there was an increased amount of stock in relation to certain products of Rorer with certain American clients. Rorer has not yet determined if any adjustment of stock is necessary or over what period such adjustment would have to be made. If Rorer determined to take measures to reduce the stock over a period of three years (hypothesis retained by Goldman, Sachs & Co. for the August Projections), the increase in net sales would be reduced by US$ 80 million for each of the years 1998, 1999 and 2000, with an effect on sales and earnings per share as set out below (net profit per ordinary share).

     These projections are summarized below:

Six Year Plan Comparison - Preliminary Simulation
(U.S. dollars in millions, except  per share information)

                                     1997        1997       1998   1999   2000   2001   2002
                                   forecast    forecast
                                               with 1998
                                             structure/1/
Net sales                            5,112       5,041     5,262  5,648  6,071  6,573  7,001
Gross margin                         3,694       3,642     3,842  4,125  4,444  4,758  5,046
Operating income                       780         731       822    947  1,082  1,233  1,372
Centeon joint venture/(2)/             (41)        (41)       55     75    120    150    180
Income before income taxes             722         653       777    930  1,123  1,302  1,492
Earnings per share
Adjusted Earnings per share/(3)/      3.28        2.93      3.43   4.14   5.11   5.97   6.88

/(1)/ Does not include the effect of the sale of certain product lines realized by Rorer in 1997.
/(2)/  Rorer's share in Centeon earnings.

     Excluding adjustments to the stocks level, projected sales and earnings per share would be as follows:

(US dollars in millions except per share information)

                                         1997
                                       forecast
                               1997    with 1988
                             forecast  structure   1998   1999   2000   2001   2002
Net sales                      5,112     5,041    5,342  5,728  6,151  6,573  7,001
Adjusted Earnings per share     3.28      2.93     3.72   4.43   5.40   5.97   6.88

     It is important to note that this budget and these projections were based on certain production assumptions and anticipated sales for the years 1997 through 2002 and, notably, on the assumption that the share ownership structure is not modified) as well as on certain assumptions regarding sales and business activities. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be higher or lower than those set forth above. In addition, the budget information and the projections were prepared by Rorer's management for internal purposes and not with a view to public disclosure and, as such, do not comply with the guidelines established for the publication of this type of information. These data have been included in this communique to make available to Rorer shareholders financial projections provided to Rhone-Poulenc. Rorer's auditors have not reviewed or verified the projections or the procedures used in their preparation. None of Rhone-Poulenc, Rorer, Rorer's auditors, nor any other party to the Offer and the subsequent merger assumes any responsibility for the accuracy or validity of these projections.

3.   RELATIONSHIP BETWEEN RORER AND RHONE-POULENC

1.   COMMON DIRECTORS AND SENIOR EXECUTIVES

     At present, only one of Rorer's thirteen directors is also a director of Rhone-Poulenc and three are senior executives of Rhone-Poulenc. Jean-Marc
Bruel, Igor Landau and Jean-Pierre Tirouflet, Rorer directors, are, respectively, Vice-Chairman and director, President and Executive Vice President of Rhone-Poulenc. Michel de Rosen, Chief Executive Officer and Chairman of Rorer's Board of Directors, is also a member of Rhone-Poulenc's executive committee.

2.   CONTRACTUAL RELATIONS

     Certain Rorer subsidiaries, particularly in the United States, France, the United Kingdom and Germany, may participate in Rhone-Poulenc's cash pooling arrangements and, as such, lend or borrow from Rhone-Poulenc at prevailing market terms and conditions. Rhone-Poulenc invoices Rorer for certain expenses incurred in Rorer's interest (research, data processing, insurance, legal, tax, advertising, public relations and management fees). Rorer and Rhone-Poulenc believe that the amounts invoiced to Rorer are the amounts that would have been invoiced to Rorer if it were independent from Rhone-Poulenc. The table below provides the amounts outstanding from cash pooling operations between them and the services provided by Rhone-Poulenc over the last two fiscal years.


Amounts at December 31
(in US$ millions)
                                         1996   1995
Amounts receivable from Rhone-
 Poulenc and affiliates                  48.9   61.3
Accounts receivable from sales of
 products and services to Rhone-
 Poulenc                                  6.3    8.5
Other current assets                     39.4   36.8

Amounts at December 31
(in US$ millions)

                                         1996   1995
Amounts payable related to
 purchase of materials and services
 from Rhone-Poulenc and affiliates       16.8   12.2
Accrued and other liabilities due to
 affiliates                              30.0   20.9
Debt to Rhone-Poulenc and
 affiliates                             259.8  653.0

Amounts accrued yearly
(in US$ million)

Sales to Rhone-Poulenc and
 affiliates                              31.3   31.1
Materials purchased from Rhone-
 Poulenc                                 38.7   41.4
Interest expense incurred with
 respect to Rhone-Poulenc
 indebtedness                            22.3   12.4
Services invoiced by Rhone-
 Poulenc                                 24.0   23.6

     In addition, Rhone-Poulenc has granted Rorer a medium-term credit facility for five hundred million dollars, at LIBOR plus margin, and has guaranteed certain indebtedness of Rorer related to certain joint ventures.

     In 1995, Rorer acquired from Rhone-Poulenc the businesses of Cooperation Pharmaceutique Francaise ("Cooper"), primarily in France, and a pharmaceuticals business in Brazil for cash and preferred stock of a subsidiary of Rorer aggregating approximately US$ 273.2 million paid respectively in preferred shares of an affiliate or Rorer and in cash. The preferred shares, accounted for as minority interest in other liabilities, have a liquidation preference of approximately FF 645 million (approximately US$ 123.1 million) and pay dividends of 7.5% per annum on a stated value of FF 145 million. Furthermore, the acquisition agreement calls for potential adjustments to the purchase price based on several factors, including earnings performance.

     In December 1995, Rorer issued US$ 500 million of undated capital equity notes to Rhone-Poulenc. The notes have a liquidation preference that ranks senior to the Rorer shares, but junior to all existing and future Rorer preferred stock. Semiannual remuneration on the unpaid principal balance of the equity notes is based on LIBOR plus a margin, and was approximately US$ 35.2 million in 1996. The capital equity notes are redeemable only at Rorer's option, but not earlier than five years after issuance, subject to certain exceptions.

     In addition, Rorer has entered into various licensing and confidentiality agreements with Rhone-Poulenc and its affiliates regarding intellectual property rights.

     In the ordinary course of their businesses, Rorer and Rhone-Poulenc engage in a variety of commercial and financial transactions with several of the companies which are represented on the Board of Directors of Rhone-Poulenc (such as the Banque Nationale de Paris, Credit Lyonnais, Credit Suisse First Boston, Fiat and Societe Generale).


                              Global Coordinators

MORGAN STANLEY DEAN WITTER                                        UBS SECURITIES


                         Centralizing Agency in France

                                SOCIETE GENERALE


                               Information Agent

                                   GEORGESON
                                 & COMPANY INC.
                                 --------------


                              RHONE-POULENC S.A.,
                 25, QUAI PAUL DOUMER - 92408 COURBEVOIE CEDEX